January 28, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On November 27, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Empiric 2500 Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on January 13, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In the fee table, please confirm whether the adviser expects to waive fees or reimburse expenses of the Fund, and, if so, confirm that any footnote regarding the waiver will reference a contractual agreement that will be in place for at least one year from the prospectus date.

Response.  The adviser has confirmed to the Registrant that the Fund is not expected to hit its expense cap in the current fiscal year, so the adviser does not anticipate waiving its fees or reimbursing Fund expenses.

Comment 2. In the fee table, Class C shares indicate that they have no deferred sales charge, but footnote 1 indicates that shares purchased before November 1, 2013 are subject to a 1.00% cdsc.  In accordance with instruction 2 to Item 3 of Form N-1A, please put 1.00% in the fee table for Class C deferred sales charges.

Response. The Registrant has made the revision requested.

Comment 3.  In “Portfolio Turnover”, either define “Predecessor Fund” or simply reference the Fund.

Response.  The Registrant has revised the disclosure to reference the “Fund” rather than the “Predecessor Fund.”

Comment 4. In “Principal Investment Strategies”, provide an 80% policy related to the use of “2500” in the Fund’s name pursuant to Rule 35d-1 that states that the Fund will invest 80% of its net assets plus borrowings in securities of the Russell 2500 Index or modify the Fund’s name.

Response.  The Registrant has not included an 80% policy or changed the Fund’s name. The use of the number “2500” by itself does not suggest that the Fund focuses its investments in any particular type of security or industry.

Comment 5.  In “Performance”, move the information for the Russell 2500 Index up before the S&P 500 Index in the Average Annual Total Returns table given that the Fund has changed its primary benchmark index.

Response.  The Registrant has moved the Russell 2500 Index up before the S&P 500 Index in the Average Annual Total Returns table as requested.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

Comment 6.  In “Non-Principal Investment Strategies,” it mentions some of the risks of the Fund’s derivative investments.  Please provide more disclosure regarding the risks of derivative investments.

Response.  The Registrant has revised the disclosure as follows:

“The Fund may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to gain exposure to particular securities or markets to either hedge or to increase total return and to increase or decrease the Fund’s exposure to changing security prices or other factors that affect security values. ~~The Fund’s use of derivative instruments involves similar risks as in the underlying equities or instruments, as well as the risk that the derivatives may not work as intended due to unanticipated developments in market conditions or other causes~~.  If the Fund’s strategies do not work as intended, the Fund may not achieve its objective.”

and added a new “Non-Principal Investment Risks” section to the prospectus, which includes futures risk, hedging risk and securities lending risk.

“Futures Risk. The Fund’s use of futures as a substitute for stocks or to enhance returns involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) leverage risk (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the futures contract may not correlate perfectly with the underlying security.  Investments in futures involve leverage, which means a small percentage of assets invested in futures can have a disproportionately large impact on the Fund.  This risk could cause the Fund to lose more than the principal amount invested.  Futures contracts may become mispriced or improperly valued when compared to the adviser’s expectation and may not produce the desired investment results.  Additionally, changes in the value of futures contracts may not track or correlate perfectly with the underlying security because of temporary, or even long-term, supply and demand imbalances and because futures do not pay dividends unlike the stocks upon which they are based.

Hedging Risk. Hedging is a strategy in which the Fund uses a derivative to offset the risks associated with other Fund holdings. There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be either available or cost effective.

Securities Lending Risk.  The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund retains the right to call the loans at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment.  Additionally, the Fund will be responsible for the risks associated with the investment of cash collateral, including the risk that the Fund may lose money on the investment or fail to earn sufficient income to meet its obligation to the borrower, requiring the Fund to cover any shortfall.  The Fund will not lend portfolio securities to borrowers affiliated with the Fund.”

Comment 7. In “Principal Investment Risks”, securities lending risk is included, but there is no mention of securities lending in the principal investment strategies. Please remove the risk or add disclosure regarding these investments to the principal investment strategies.

Response.  Securities lending is a non-principal investment strategy discussed in “Non-Principal Investment Strategies.”  Securities lending risk has been moved to a new “Non-Principal Investment Risks” section as shown in Registrant’s response to comment 6.

Financial Highlights

Comment 8. Please confirm supplementally that the financial highlights will be updated by subsequent amendment.

Response.  The Registrant so confirms.

SAI:

Additional Information About Investments and Risks

Comment 10. This section mentions the use of short selling. Please confirm supplementally that any dividend or interest expenses from short sales will be included in the fee table in the prospectus, if applicable.

Response. The Registrant so confirms.

Comment 11. In “Advisor – Portfolio Manager”, please add disclosure consistent with the prospectus indicating that Mark Coffelt is the lead portfolio manager or revise the disclosure in the prospectus.

Response. The Registrant has revised the disclosure in the SAI as follows:

“Mark Coffelt, Lead Portfolio Manager, and Loren M. Coffelt, Co-Portfolio Manager, are primarily responsible for making the investment decisions for the Fund (each, a “Portfolio Manager”).”

Comment 12.  In “Advisor – Portfolio Manager”, the footnote to the table regarding other accounts managed by the portfolio managers does not have a reference in the table.

Response.  The Registrant has added a reference next to “Other Accounts Managed” in the table.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins